Phoenix Biotech Acquisition Corp.

2201 Broadway, Suite 705

Oakland, CA 94612

October 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N. E.

Washington, D.C. 20549

Re:	Phoenix Biotech Acquisition Corp.

Registration Statement on Form S-1

Filed September 13, 2021, as amended

File No. 333-259491

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Phoenix Biotech Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM EST on October 5, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Chris Ehrlich
Chris Ehrlich Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Ledgewood, PC